Exhibit 3.1
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
VERA BRADLEY, INC.
Vera Bradley, Inc. (the “Corporation”), desiring to amend and restate its Amended and Restated Articles of Incorporation, effective as of the date these articles are submitted to the Indiana Secretary of State for approval, pursuant to the provisions of the Indiana Business Corporation Law, as amended (hereinafter referred to as the “Act”), executes the following Amended and Restated Articles of Incorporation.
ARTICLE I.
Name
Section 1.1. The name of the Corporation is Vera Bradley, Inc.
ARTICLE II.
Purposes
Section 2.1. The purpose for which the Corporation is formed is to transact any and all lawful business for which corporations may be incorporated under the Act.
ARTICLE III.
Shares and Shareholders
Section 3.1. Number. The total number of shares which the Corporation is authorized to issue is Two Hundred Five Million (205,000,000), consisting of Two Hundred Million (200,000,000) common shares (the “Common Stock”) and Five Million (5,000,000) preferred shares (the “Preferred Stock”).
Section 3.2. Relative Rights, Preferences, Limitations and Restrictions of Shares.
(a) Common Stock. The Common Stock shall have all of the rights accorded to shares under the Act, including but not limited to unlimited voting rights and, after payment shall have been made to the holders of any outstanding series of Preferred Stock of the full amount to which they shall be entitled, rights to distribution of the net assets of the Corporation upon dissolution.
(b) Preferred Stock. The Preferred Stock shall have such rights and preferences as are prescribed to it by the Board of Directors of the Corporation.
Section 3.3. Voting Rights. Each holder of Common Stock shall be entitled to one (1) vote for each share owned of record on the books of the Corporation on each matter submitted to a vote of the holders of Common Stock. Each holder of Preferred Stock shall have such voting rights as are prescribed to it by the Board of Directors.

ARTICLE IV.
Registered Office and Registered Agent
Section 4.1. Registered Office. The street address of the Corporation’s registered office is One American Square, Suite 2900, Indianapolis, Indiana 46282-0200.
Section 4.2. Registered Agent. The name of the Corporation’s registered agent at such registered office is Stephen J. Hackman.

ARTICLE V.
Board of Directors
Section 5.1. Powers. All corporate powers are exercised by or under the authority of, and the business and affairs of the Corporation are managed under the direction of, the Board of Directors.
Section 5.2. Number. The total number of directors shall be that specified in or fixed in accordance with the bylaws. The bylaws or these Articles may provide for staggering the terms of directors by dividing the directors into two (2) or three (3) groups, as provided in the Act. In the absence of a provision in the bylaws specifying the number of directors or setting forth the manner in which such number shall be fixed, the number of directors shall be eleven (11).
Section 5.3. Removal of Directors. Any one or more of the members of the Board of Directors may be removed, with or without cause, only at a meeting of shareholders called expressly for that purpose, by the affirmative vote of holders of outstanding shares representing at least a majority of all of the votes then entitled to be cast at an election of directors. No director may be removed except as provided in this Section 5.3.
Section 5.4. By-Laws. Except as otherwise expressly provided in these Articles of Incorporation or by the Act, the By-Laws of the Corporation may be amended or repealed by either (a) the Board of Directors by the affirmative vote of a majority of the entire number of Directors at the time, or (b) the shares of all classes of stock of the Corporation entitled to vote generally pursuant to Section 3.3. of these Articles of Incorporation, provided, however, that no By-Law may be adopted that is inconsistent with the Act.
ARTICLE VI.
Indemnification
Section 6.1. Rights to Indemnification and Advancement of Expenses. The Corporation shall, to the fullest extent permitted by applicable law now or hereafter in effect, indemnify any person who is or was a director, officer or employee of the Corporation (an “Eligible Person”) and who is or was involved in any manner (including, without limitation, as a party or a witness) or is threatened to be made so involved in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, any action, suit or proceeding by or in the right of the Corporation to procure a judgment in its favor) (a “Proceeding”) by reason of the fact that such person is or was a director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, partner, member, manager, trustee, fiduciary or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise (including, without limitation, any employee benefit plan), against all expenses (including attorneys’ fees), judgments, fines or penalties (including excise taxes assessed with respect to an employee benefit plan) and amounts paid in settlement actually and reasonably incurred by such Eligible Person in connection with such Proceeding if the Eligible Person acted in good faith and in a manner the Eligible Person reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding either (i) had reasonable cause to believe the Eligible Person’s conduct was lawful, or (ii) had no reasonable cause to believe the Eligible Person’s conduct was unlawful; provided, however, that the foregoing shall not apply to a Proceeding commenced by an Eligible Person except to the extent provided otherwise in the Corporation’s Bylaws or an agreement with an Eligible Person. The Corporation may establish provisions supplemental to or in furtherance of the provisions of this Article VI, including, but not limited to, provisions concerning the determination of the right of any Eligible Person to indemnification, mandatory or permissive advancement of expenses to an Eligible Person incurred in connection with a Proceeding, the effect of any change in control of the Corporation on indemnification and advancement of expenses and the funding or other payment of amounts necessary to effect indemnification and advancement of expenses, in the Bylaws of the Corporation or in agreements with any Eligible Person.
Section 6.2. Other Rights Not Affected. Nothing contained in this Article VI shall limit or preclude the exercise or be deemed exclusive of any right under the law, by contract or otherwise, relating to indemnification of or advancement of expenses to any individual who is or was a director, officer, employee or agent of the Corporation, or the ability of the Corporation to otherwise indemnify or advance expenses to any such individual. It is the intent of this Article VI to provide indemnification to directors and officers to the fullest extent now or hereafter permitted by law consistent with the terms and conditions of this Article VI. Therefore, indemnification shall be provided in accordance with this Article VI irrespective of the nature of the legal or equitable theory upon which a claim is made, including without limitation negligence, breach of duty, mismanagement, corporate waste, breach of contract, breach of warranty, strict liability, violation of federal or state securities laws, violation of the Employee Retirement Income Security Act of 1974, as amended, or violation of any other state or federal laws.
IN WITNESS WHEREOF, the undersigned officer of Vera Bradley, Inc. caused these Amended and Restated Articles of Incorporation to be signed this 3rd day of June, 2021.

VERA BRADLEY, INC.

By:	/s/ Robert Wallstrom
Title:	Chief Executive Officer